February 22, 2019

Richard Hylen
Chairman and Chief Executive Officer
Simlatus Corp
175 Joerschke Drive
Suite A
Grass Valley, CA 95945

       Re: Simlatus Corp
           Form 10-K for the Year Ended March 31, 2018
           Filed September 24, 2018
           File No. 000-53276

Dear Mr. Hylen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications